Contact

www.linkedin.com/in/adam-miller-07587611 (LinkedIn)

Top Skills

Customer Service
Income Statement
Retail

Adam Miller

Chief Operations Officer at The Sill
New York City Metropolitan Area

Summary

Experienced Chief Operating Officer with a demonstrated history of working in the retail & eCommerce industry. Skilled in Operations Management, Merchandising, Sales, CX, Human Resources, Finance, Marketing & Product Development.

Strong operations professional with a BS focused in Hotel, Restaurant & Travel Administration from University of Massachusetts, Amherst.

Experience

The Sill

Chief Operations Officer
June 2021 - Present (2 years 4 months)
New York, United States

Giftbasket Holdings LLC

Chief Operating Officer
September 2017 - June 2021 (3 years 10 months)
New York

Dean & DeLuca

Senior Vice President Operations
May 2016 - August 2017 (1 year 4 months)

Fairway Market

Vice President of Fresh Foods / Food Services
October 2008 - May 2016 (7 years 8 months)

Lackmann Culinary Services

Area Coordinator
October 2005 - October 2008 (3 years 1 month)

ARAMARK

Director of Food Services
September 1999 - October 2005 (6 years 2 months)
Metro New York

Education

University of Massachusetts, Amherst

BS, Hotel, Restaurant & Travel Administration · (1995 - 1999)